Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ASCENTAGE PHARMA GROUP INTERNATIONAL

亞盛醫藥集團

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6855)

UPDATE ON THE

FURTHER GRANT OF AWARDS UNDER

THE 2021 RSU SCHEME AND THE 2022 RSU SCHEME; AND FURTHER GRANT OF OPTIONS UNDER

THE POST IPO SHARE OPTION SCHEME

Reference is made to the announcement of Ascentage Pharma Group International (the “Company”) dated June 29, 2026 in connection with the further grant of RSUs under the 2021 RSU Scheme and the 2022 RSU Scheme, as well as the further grant of Options under the Post IPO Share Option Scheme (the “Announcement”). Unless otherwise defined, capitalized terms used in this announcement shall have the same meanings as those defined in the Announcement.

The Company would like to provide an update that, for the avoidance of doubt, the date of the annual general meeting of the Company at which the Scheme Mandate Limit pursuant to which the 2021 Awards, 2022 Awards and Options would be satisfied is May 19, 2025 as opposed to May 20, 2026.

Save as disclosed above, all other information as set out in the Announcement remains unchanged and shall continue to be valid for all purposes. This announcement is an update to and should be read in conjunction with the Announcement.

By order of the Board
Ascentage Pharma Group International Dr. Yang Dajun
Chairman and Executive Director

Suzhou, the PRC, July 13, 2026

As at the date of this announcement, the Board comprises Dr. Yang Dajun as Chairman and executive Director, Dr. Wang Shaomeng and Dr. Lu Simon DazhongNote 1 as non-executive Directors, and Mr. Ye Changqing, Mr. Ren Wei, Dr. David Sidransky Note 2, Ms. Marina S. Bozilenko, Dr. Debra Yu and Dr. Marc E. Lippman, MD as independent non-executive Directors.

Notes:

1.	Dr. Lu Simon Dazhong satisfy the independence requirements of the U.S. Securities and Exchange Commission and Nasdaq corporate governance requirements.

2.	Dr. David Sidransky is the Lead Independent Non-Executive Director of the Company.